United American Corporation
4150 Ste-Catherine Quest, Suite 200
Montreal, Quebec, H3Z 0A1

September 25, 2006

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: Ms. Jennifer Gowetski
Staff Accountant
100 F Street, N.E.
Washington, D.C. 20549

Re: United American Corporation (the “Company”)
Preliminary Proxy Materials on Schedule 14A
File No. 0-27621

Dear Ms. Gowetski:

In connection with the Company’s response to the Commissions comments in a letter dated September 22, 2006, this correspondence shall acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United American Corporation

By:

/s/ Simon Lamarche
Simon Lamarche
Chef Executive Officer, Chief Financial Officer, and Director